                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


 X               Annual Report Pursuant to Section 15(d) of the
---              Securities Exchange Act of 1934 [Fee Required]
                  For the Fiscal Year Ended December 31, 1997

                 Transition Report Pursuant to Section 15(d) of the
---              Securities Exchange Act of 1934 [No Fee Required]
                  For the Transition Period From ___________ To __________



                         Commission File Number 1-5502



                      ZURN/NEPCO RETIREMENT SAVINGS PLAN
                           (Full title of the Plan)



                             ZURN INDUSTRIES, INC.
                14801 Quorum Drive, Addison, Texas  75240-7584
     (Name and address of issuer of securities held pursuant to the Plan)

Pension Committee
Zurn Industries, Inc.
Dallas, Texas

We have audited the accompanying statements of net assets available for benefits of the Zurn/NEPCO Retirement Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zurn/NEPCO Retirement Savings Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1997, and loans or fixed income obligations for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                         /s/ The Paske Group


Erie, Pennsylvania
May 21, 1998

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ZURN/NEPCO RETIREMENT SAVINGS PLAN


                                            December 31
                                          1997        1996
                                       ----------  ----------
ASSETS
Investments in T. Rowe Price Funds:
 U.S. Treasury Money                   $  974,202  $1,097,515
 U.S. Treasury Intermediate                86,857      59,212
 New Income                               331,508     391,234
 Balanced                                 362,736     206,872
 Capital Appreciation                   2,632,637   2,992,055
 Equity Index                           2,900,338   2,731,746
 International Stock                      570,465     768,724
 Small-Cap Stock                          493,909     491,591
Zurn Stock Fund                             1,756      48,676
                                       ----------  ----------
                                        8,354,408   8,787,625
Participants' loans                       157,573     352,036
Contributions receivable:
 Participants'                                         40,779
 Employers'                                            10,366
                                       ----------  ----------
  TOTAL ASSETS                          8,511,981   9,190,806

FORFEITED EMPLOYERS' CONTRIBUTIONS         16,456      70,043
                                       ----------  ----------

NET ASSETS AVAILABLE FOR BENEFITS      $8,495,525  $9,120,763
                                       ==========  ==========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1997


                                                          T. Rowe Price Funds
                                     -------------------------------------------------------------
                                            U.S. Treasury
                                     --------------------------    New                  Capital
                                        Money     Intermediate    Income    Balanced  Appreciation
                                     -----------  -------------  ---------  --------  ------------
ADDITIONS
Investment income:
 Dividends                            $   50,665     $ 4,509     $ 24,467   $ 10,625    $  325,668
 Net appreciation in
   value of investments                                1,685        6,001     34,133       129,046
                                      ----------     -------     --------   --------    ----------
                                          50,665       6,194       30,468     44,758       454,714

Participants' contributions              102,858       5,710       46,897     36,033       193,757
Employers' contributions                  27,547       1,938       11,808      8,256        48,170
Participants' loan interest                2,849          60          603        817         4,629
                                      ----------     -------     --------   --------    ----------
  TOTAL ADDITIONS                        183,919      13,902       89,776     89,864       701,270

DEDUCTIONS
Benefits paid to participants            323,857       2,281      135,886     32,725       994,712
Forfeited employers' contributions        58,658                    1,210                      583
                                      ----------     -------     --------   --------    ----------
  TOTAL DEDUCTIONS                       382,515       2,281      137,096     32,725       995,295
                                      ----------     -------     --------   --------    ----------

 NET (DEDUCTIONS) ADDITIONS             (198,596)     11,621      (47,320)    57,139      (294,025)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                      1,097,515      59,212      391,234    206,872     2,992,055
Transfers                                 75,283      16,024      (12,406)    98,725       (65,393)
                                      ----------     -------     --------   --------    ----------
End of year                           $  974,202     $86,857     $331,508   $362,736    $2,632,637
                                      ==========     =======     ========   ========    ==========


See notes to financial statements.

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1997


                                              T. Rowe Price Funds
                                     --------------------------------------    Zurn
                                       Equity   International    Small-Cap     Stock
                                       Index       Stock           Stock       Fund        Other      Total
                                     ---------- -------------   -----------  ----------  ---------  -----------
ADDITIONS
Investment income:
 Dividends                           $   73,411   $  30,188       $ 22,280    $      6              $  541,819
 Net appreciation (depreciation)
   in value of investments              810,501      (7,248)       123,838       3,897               1,101,853
                                     ----------   ---------       --------    --------   --------   ----------
                                        883,912      22,940        146,118       3,903               1,643,672
Participants' contributions             216,967      92,525         84,944         712   $(40,779)     739,624
Employers' contributions                 53,351      22,675         18,644         101     48,124      240,614
Participants' loan interest               5,216       1,874          1,235                              17,283
                                     ----------   ---------       --------    --------   --------   ----------
  TOTAL ADDITIONS                     1,159,446     140,014        250,941       4,716      7,345    2,641,193

DEDUCTIONS
Benefits paid to participants         1,103,855     273,108        228,971       5,481     94,618    3,195,494
Forfeited employers' contributions        554           870            110                  8,952       70,937
                                     ----------   ---------       --------    --------   --------   ----------
  TOTAL DEDUCTIONS                    1,104,409     273,978        229,081       5,481    103,570    3,266,431
                                     ----------   ---------       --------    --------   --------   ----------

 NET (DEDUCTIONS) ADDITIONS              55,037    (133,964)        21,860        (765)   (96,225)    (625,238)

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     2,731,746     768,724        491,591      48,676    333,138    9,120,763
Transfers                               113,555     (64,295)       (19,542)    (46,155)   (95,796)
                                     ----------   ---------       --------    --------   --------   ----------
End of year                          $2,900,338   $ 570,465       $493,909    $  1,756   $141,117   $8,495,525
                                     ==========   =========       ========    ========   ========   ==========


See notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1996


                                                            T. Rowe Price Funds
                                      ----------------------------------------------------------------
                                             U.S. Treasury
                                      ---------------------------    New                   Capital
                                         Money      Intermediate    Income    Balanced   Appreciation
                                      -----------  --------------  ---------  ---------  -------------
ADDITIONS
Investment income:
 Dividends                            $   50,081      $ 2,897      $ 23,249   $  9,074     $  280,414
 Net appreciation (depreciation)
   in value of investments                             (1,405)      (14,584)    18,522        152,518
                                      ----------      -------      --------   --------     ----------
                                          50,081        1,492         8,665     27,596        432,932
Contributions:
  Participants'                          164,317       17,258        83,278     70,588        419,462
  Employers'                              41,852        2,911        19,835     13,042         88,590
Participants' loan interest                3,939           44           991      1,258          6,397
                                      ----------      -------      --------   --------     ----------
  TOTAL ADDITIONS                        260,189       21,705       112,769    112,484        947,381

DEDUCTIONS
Benefits paid to participants            203,155        3,113        20,870     47,233        242,645
Forfeited employers' contributions       (32,101)       1,053         7,529      1,915         22,767
                                      ----------      -------      --------   --------     ----------
  TOTAL DEDUCTIONS                       171,054        4,166        28,399     49,148        265,412
                                      ----------      -------      --------   --------     ----------

 NET ADDITIONS                            89,135       17,539        84,370     63,336        681,969

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                      1,034,694       29,088       329,704    156,206      2,549,859
Transfers                                (26,314)      12,585       (22,840)   (12,670)      (239,773)
                                      ----------      -------      --------   --------     ----------
End of year                           $1,097,515      $59,212      $391,234   $206,872     $2,992,055
                                      ==========      =======      ========   ========     ==========


See notes to financial statements.

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1996


                                             T. Rowe Price Funds
                                     -----------------------------------    Zurn
                                       Equity   International  Small-Cap    Stock
                                       Index        Stock        Stock      Fund       Other      Total
                                     ---------- -------------  ---------  ---------  ---------  ----------
ADDITIONS
Investment income:
 Dividends                           $   91,593    $ 20,401     $ 41,555                        $  519,264
 Net appreciation in
   value of investments                 397,387      76,109       19,417    $ 1,916                649,880
                                     ----------    --------     --------    -------  --------   ----------
                                        488,980      96,510       60,972      1,916              1,169,144
Contributions:
  Participants'                         321,986     138,597       98,944        704  $ (1,126)   1,314,008
  Employers'                             76,201      30,997       20,302         71       195      293,996
Participants' loan interest               8,154       2,252        1,220                            24,255
                                     ----------    --------     --------    -------  --------   ----------
  TOTAL ADDITIONS                       895,321     268,356      181,438      2,691      (931)   2,801,403

DEDUCTIONS
Benefits paid to participants           242,550      29,558        7,864               46,075      843,063
Forfeited employers' contributions       20,984       4,355        1,607               45,891       74,000
                                     ----------    --------     --------             --------   ----------
  TOTAL DEDUCTIONS                      263,534      33,913        9,471               91,966      917,063
                                     ----------    --------     --------    -------  --------   ----------

 NET ADDITIONS (DEDUCTIONS)             631,787     234,443      171,967      2,691   (92,897)   1,884,340

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year                     2,019,045     514,214      201,807              401,806    7,236,423
Transfers                                80,914      20,067      117,817     45,985    24,229
                                     ----------    --------     --------    -------  --------   ----------
End of year                          $2,731,746    $768,724     $491,591    $48,676  $333,138   $9,120,763
                                     ==========      ======     ========    =======  ========   ==========


See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ZURN/NEPCO RETIREMENT SAVINGS PLAN

December 31, 1997


PLAN DESCRIPTION

The Zurn/NEPCO Retirement Savings Plan is a defined contribution plan providing retirement benefits through participant-directed investments to participants in the National Energy Production Corporation Pension Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 1997, the operations of the Company were sold and there were no active employee participants as of December 31, 1997. On January 1, 1998, the Plan was merged into the Zurn Retirement Savings Plan. Previously, the Company had agreed to contribute participants' elective deferrals of up to 18% of eligible compensation plus one-half of such amounts up to 2% of eligible compensation. Participants could also contribute non-taxed distributions from other employers' qualified plans and they could borrow from their accounts subject to specified limitations.

Information about the Plan agreement and the benefit provisions is contained in the "Summary Plan Description" which may be obtained from Zurn Industries, Inc., the Plan Administrator.


SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investments The investments are stated at market value as determined by the funds.

Zurn Stock Fund  Zurn Industries, Inc. common stock (1997 - 55.852 shares; 1996
- 1,817 shares) is stated at its quoted market value. At December 31, 1996, a percentage of the Fund was invested in the T. Rowe Price Prime Reserve Fund ($1,032) for investment diversification liquidity. For 1996, dividend income from these investments is included in investment income as a component of the net appreciation in the value of investments.

Investment Transactions Investment transactions are recorded as of the date the order to buy or sell is executed with realized gains and losses being included in investment income as a component of the net appreciation (depreciation) in the value of investments.

Participants' Loans Participants' loans are stated at the principal amount due from the participants.

Dividends  Dividend income is recognized on the ex-dividend date.

Expenses  Administrative expenses are paid by the Plan Administrator.

INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that might adversely affect the Plan's qualified status.


SUBSEQUENT EVENT

On February 16, 1998, Zurn Industries, Inc. entered into an Agreement and Plan of Merger with U.S. Industries, Inc. and certain of its affiliates which, if approved by the shareholders of both companies at meetings scheduled for June 11, 1998, will result through mergers in the companies becoming wholly-owned subsidiaries of a new company that will change its name to U.S. Industries, Inc.
(USI). At the effective time of the mergers, each share of Zurn common stock will be converted into the right to receive 1.6 shares of USI common stock upon surrender of the certificates for the Zurn stock.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES - Item 27a

ZURN/NEPCO RETIREMENT SAVINGS PLAN

December 31, 1997


ASSETS OWNED AT YEAR-END
                                                  Cost  Current Value
                                                  ----  -------------
T. Rowe Price Funds:
  U.S. Treasury Money                       $  974,202     $  974,202
  U.S. Treasury Intermediate                    85,853         86,857
  New Income                                   326,436        331,508
  Balanced                                     313,148        362,736
  Capital Appreciation                       2,413,587      2,632,637
  Equity Index                               1,762,087      2,900,338
  International Stock                          544,735        570,465
  Small-Cap Stock                              397,365        493,909
Zurn Stock Fund                                  1,373          1,756

Participants' loans - 7% to 10% interest           -0-        157,573

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS - Item 27b

ZURN/NEPCO RETIREMENT SAVINGS PLAN

Year Ended December 31, 1997


                                  Amount Received
                      Original    During The Year    Unpaid     Amount Overdue
                       Amount   Principal  Interest  Balance  Principal Interest
                       ------   ---------  --------  -------  --------- --------

Ralph A. Fisher        $3,000      $-0-      $-0-      $-0-     $2,025    $-0-
12906 NE 30th Street            Participant loan - 10%
Bellevue, WA 98005              Distributed to participant

James L. Hewitt         2,000       734        16       -0-      1,023     -0-
151 Trinity Street              Participant loan - 9.25%
Cedarcreek, TX 78612            Distributed to participant

Aileen C. Kiwior        2,000       153        26       -0-      1,023     -0-
P.O. Box 164                    Participant loan - 10%
Gary, ME 04039                  Distributed to participant

Albert A. Lawrence      3,000       -0-       -0-       -0-      2,138     -0-
RD #3 Box 528                   Participant loan - 9.75%
Gorham, ME 04038                Distributed to participant

Mark R. Lowell          2,118       -0-       -0-       -0-      1,404     -0-
8 Bridle Court                  Participant loan - 10%
Scarborough, ME 04074           Distributed to participant

Debra M. Magginetti     3,500       -0-       -0-       -0-      1,444     -0-
698-630 Cameron Way             Participant loan - 8.25%
Susanville, WA 96130            Distributed to participant

James E. Mulgrew        8,000       -0-       -0-       -0-      5,592     -0-
405 Western Avenue #299         Participant loan - 10%
South Portland, ME 04106        Distributed to participant

Aniekan U. Usoro        4,600       -0-       -0-       -0-      3,212     -0-
3120 201st Street SE            Participant loan - 8.25%
Bothell, WA 98012               Distributed to participant

Kenneth C. Yunker       3,500       -0-       -0-       -0-      3,243     -0-
6A Old County Road Ext.         Participant loan - 8.25%
Freeport, ME 04032              Distributed to participant

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Pension Committee of Zurn Industries, Inc. has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                             ZURN/NEPCO RETIREMENT SAVINGS PLAN
                                             (Plan)



June 11, 1998                               /s/ James A. Zurn
                                            ------------------------------------
                                             James A. Zurn, Chairman
                                             Pension Committee of
                                               Zurn Industries, Inc.

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 No. 333-00813 pertaining to the Zurn/NEPCO Retirement Savings Plan of our report dated May 21, 1998 with respect to the financial statements and supplemental schedules included in the Annual Report on Form 11-K of the Zurn/NEPCO Retirement Savings Plan.

                                      /s/ The Pashke Group



Erie, Pennsylvania
June 11, 1998